FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

              For the month of October 1, 2002 to October 31, 2002


                          CITYVIEW CORPORATION LIMITED
                              SEC FILE No. 00028794
                       63 Burswood Road, Burswood WA 6100


          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                  Form 20-F ......X...... Form 40-F ...............


        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.
                          Yes.......... No.....X.......


       [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.............................

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           CITYVIEW  CORPORATION   LIMITED
                                                    (Registrant)


Date November 7, 2002                       /s/ THINAGARAN
                                            -------------------
                                              (Signature)

                                            By: THINAGARAN
                                                Director

                              LIST OF ASX DOCUMENTS

                    FROM OCTOBER 1, 2002 TO OCTOBER 31, 2002

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



449      WELL REPORT MADURA & SIMENGGARIS BLOCKS

450      WELL REPORT MADURA & SIMENGGARIS BLOCKS

451      WELL REPORT TAMBUKU #1 MADURA BLOCK

452      WELL REPORT MADURA BLOCK

453      CONCESION UPDATE SIMENGGARIS BLOCK

454      WELL REPORT MADURA BLOCK

455      WELL REPORT MADURA

456      APPENDIX 5B MINING EXPLORATION ENTITY QUARTERLY REPORT

457      REPORT FOR THE QUARTER ENDED SEPTEMBER 30, 2002

                             LIST OF ASIC DOCUMENTS

                    FROM OCTOBER 1, 2002 TO OCTOBER 31, 2002

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION




           NO ASIC FORMS WERE LODGED DURING THE MONTH OF OCTOBER 2002.

                               COMPANY LETTERHEAD

October 2, 2002


                     WELL REPORT MADURA & SIMENGGARIS BLOCKS

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and operator Pt Medco Energi Internasional TBK ("Medco"):


MADURA BLOCK - MADURA ISLAND, INDONESIA - TEMBUKU #-1  & TELAGA #1
WELL REPORT

OPERATOR:      MEDCO MADURA - PERTAMINA JOB
WELL:          TEMBUKU # -1
RIG:           P.T.APEXINDO 1500HP RIG 2
SPUD:          ESTIMATED SPUD IN - OCTOBER 20, 2002
TARGET DEPTH:  PROGRAMMED FOR 10,416 feet.

FORMATION OBJECTIVE:

    o   Tuban      (Sandstone)
    o   Prupuh     (Limestone - Sandstone)
    o   Kujung     (Limestone - Sandstone)
    o   Poleng     (Limestone - Sandstone)
    o   Ngimbang   (Limestone - Sand)
    o   TD         (Limestone - Sandstone)

ACTIVITY:

    o The Operator advises the first barge with Apexindo Rig 2 has arrived Madura Island. The second barge with support equipment is now due on October 7.

    o Spud-in date has now been revised from October 15 to October 20, 2002.


SIMENGGARIS BLOCK - KALIMANTAN INDONESIA, BANGKU BESAR BARAT
WELL REPORT

OPERATOR:       MEDCO SIMENGGARIS - PERTAMINA JOB
WELL:           BANGKU BESAR #1
RIG:            TO BE PUT TO TENDER  (BARGE/ LAND RIG CONCEPT)
SPUD:           ESTIMATED SPUD IN WEEK 3-4 DECEMBER 2002.
TARGET DEPTH:   PROGRAMMED FOR 6,300 FEET

FORMATION OBJECTIVE:

    o   Intra Tabul
    o   Intra Meliat
    o   Intra Naintupu

ACTIVITY:

    o The Operator advises that approval to commence land clearance for this location is still being awaited.

                             ......................

Medco has also advised CityView that the estimated reserves for the wells in the Madura block are as follows: -

                                    OIL (MMBO)                         GAS (BCF)
             -------- -------------- ------- ------- ------- --------- ------- -------- -------- ---------
               No.       Prospect      P90     P50     P10     Mean      P90     P50      P10      Mean
             -------- -------------- ------- ------- ------- --------- ------- -------- -------- ---------

               1          Telaga       17       35       64     37         91      156      258      163

               2          Tembuku      26       65      159     75        445     1042     2071     1125

The estimated reserves for the wells in the Simenggaris block are as follows: -

         a.       Bangku Besar A1 - 27 MMBO oil and 127 BCF gas

         b.       Sesayap B -       29 MMBO oil and 108 BCF gas

Please note that the above represents only the estimated reserves of the said wells as determined by Medco based on the information currently available to Medco and are not conclusive and may not accurately represent the actual recoverable oil and gas from each well.

                               COMPANY LETTERHEAD

October 10, 2002


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000




                     WELL REPORT MADURA & SIMENGGARIS BLOCKS

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and operator Pt Medco Energi Internasional TBK ("Medco"):

MADURA BLOCK - MADURA ISLAND, INDONESIA - TEMBUKU #1 & TELAGA #1
WELL REPORT

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TEMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           ESTIMATED SPUD IN 20 OCTOBER 2002
TARGET DEPTH:   PROGRAMMED FOR 10,416feet.

FORMATION OBJECTIVE:

   o  Tuban     (Sandstone)
   o  Prupuh    (Limestone - Sandstone)
   o  Kujung    (Limestone - Sandstone)
   o  Poleng    (Limestone - Sandstone)
   o  Ngimbang  (Limestone - Sand)
   o  TD        (Limestone - Sandstone)

ACTIVITY:

   o The Operator advises that all equipment has arrived on location and rig-up has commenced.

   o Spud-in of the Tembuku well remains scheduled for October 20, 2002.


SIMENGGARIS BLOCK - KALIMANTAN INDONESIA, BANGKU BESAR BARAT
WELL REPORT

OPERATOR:       MEDCO SIMENGGARIS - PERTAMIA JOB
WELL:           BANGKU BESAR BARAT
RIG:            TO BE PUT TO TENDER  (BARGE/ LAND RIG CONCEPT)
SPUD:           ESTIMATED SPUD IN WEEK 3-4 DECEMBER 2002.
TARGET DEPTH:   PROGRAMMED FOR 6,200 FEET

FORMATION OBJECTIVE:

    o   Intra Tabul
    o   Intra Meliat
    o   Intra Naintupu

ACTIVITY:

    o The Operator advises approval for the Bangku Bersar #1 well and the 2003 Work Program is presently with the concession shareholders / Authorities awaiting approval.

                               COMPANY LETTERHEAD

October 16, 2002


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                       WELL REPORT TAMBUKU #1 MADURA BLOCK

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, PT Medco Energi Internasional TBK ("Medco"):

MADURA BLOCK - MADURA ISLAND, INDONESIA - TAMBUKU #1
WELL REPORT

OPERATOR:      MEDCO MADURA - PERTAMINA JOB
WELL:          TAMBUKU #1
RIG:           P.T.APEXINDO 1500HP RIG 2
SPUD:          ESTIMATED SPUD IN 22 OCTOBER 2002
TARGET DEPTH:  PROGRAMMED FOR 10,416feet

FORMATION OBJECTIVE:

    o   Tuban (Sandstone)
    o   Prupuh (Limestone - Sandstone)
    o   Kujung (Limestone - Sandstone)
    o   Poleng (Limestone - Sandstone)
    o   Ngimbang (Limestone - Sand)
    o   TD (Limestone - Sandstone)

ACTIVITY:

    o   90% of the equipment has arrived on location and rig up is 55% complete.

    o   Third party contractors are mobilizing to site.

    o   Spud-in of the well is now estimated to be October 22, 2002.

                               COMPANY LETTERHEAD

October 22, 2002


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                            WELL REPORT MADURA BLOCK

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, PT Medco Energi Internasional TBK ("Medco"):

MADURA BLOCK - MADURA ISLAND, INDONESIA - TAMBUKU #1
OPERATOR:        MEDCO MADURA - PERTAMINA JOB
WELL:            TAMBUKU #1
RIG:             P.T.APEXINDO 1500HP RIG 2
SPUD:            21 OCTOBER 2002.
TARGET DEPTH:    PROGRAMMED FOR 10,416feet
PRESENT DEPTH:   150ft.

FORMATION OBJECTIVE:

    o    Tuban (Sandstone)
    o    Prupuh (Limestone - Sandstone)
    o    Kujung (Limestone - Sandstone)
    o    Poleng (Limestone - Sandstone)
    o    Ngimbang (Limestone - Sand)
    o    TD (Limestone - Sandstone)

ACTIVITY:

    o Spud in of the Tambuku #1 well occurred at midnight of October 21, 2002. Present depth is 150 feet.

    o The rig is continuing to drill the pilot hole to a depth of 260 feet, which is the 20-inch casing setting depth. It is anticipated that the casing depth will be reached by midnight October 22 2002.

    o On reaching casing depth, the drill string will be pulled out of the hole and the bottom hole assembly changed to a 26-inch hole opener. The hole will then be enlarged to casing point depth - 260 feet.

    o The 20-inch casing will then be run, set and cemented in preparation to drill the next section of the well - 260 feet to 2,510 feet where the 13-3/8-inch casing will be set.

                               COMPANY LETTERHEAD

October 22, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                       CONCESSION UPDATE SIMENGGARIS BLOCK

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and operating shareholder, PT Medco Energi Internasional TBK ("Medco"):

At the present time the concession partners are considering the 2003 Simenggaris Work Program and Budgets. The Operator intends to delay the drilling of the Bangku Besar Barat and Sesayap wells until a seismic survey has been performed over these fields.

In the adjoining block, where Exspan (a subsidiary of Medco) are the Operators, it is anticipated that a seismic survey program will commence in November 2002. It is Medco's intention to join this program for a seismic survey to cover part of the Simenggaris block in order to reduce costs for the seismic survey acquisition. It is expected that the seismic survey in the Simenggaris block will commence in March 2003 on completion of the seismic survey work in the adjoining block. Medco also wishes to perform a seismic survey, at this time, as the geological data from the seismic survey will assist us in determining which part of the block to relinquish to the Indonesian authorities in Year 2004. Under the terms of the agreement, 25% of the block is required to be relinquished to the Indonesian authorities in Year 2004.

Medco intends to continue with the drilling of the Bangku Besar #1 well in 2003 and has requested approval for this well. As it would not be cost effective to drill a single well, Medco proposes to drill Bangku Besar #1 only in conjunction with a drilling program in adjoining blocks or with other wells in the Simenggaris block once the seismic survey data has been acquired and processed.

The timing of the drilling of the Bangku Besar #1 well will therefore depend on the opportunity to join other rig contractors' drilling programs. Medco intends to continue with the clearance of the Bangku Besar #1 location so that they may commence drilling as soon as a suitable drilling program becomes available.

At this time studies on the Mintut and South Sembakung fields continue and are anticipated to be complete by December 2002.

A further announcement will be made once the concession partners have approved the Simenggaris 2003 Work Program and Budget.

                               COMPANY LETTERHEAD


October 24, 2002


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000



                            WELL REPORT MADURA BLOCK

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, PT Medco Energi Internasional TBK ("Medco"):

MADURA BLOCK - MADURA ISLAND, INDONESIA TAMBUKU #1
WELL REPORT

OPERATOR:         MEDCO MADURA - PERTAMINA JOB
WELL:             TAMBUKU #1
RIG:              P.T.APEXINDO 1500HP RIG 2
SPUD:             21 OCTOBER 2002. (Midnight)
TARGET DEPTH:     PROGRAMMED FOR 10,416feet
PRESENT DEPTH:    250ft.

FORMATION OBJECTIVE:

  o  Tuban    (Sandstone)
  o  Prupuh   (Limestone - Sandstone)
  o  Kujung   (Limestone - Sandstone)
  o  Poleng   (Limestone - Sandstone)
  o  Ngimbang (Limestone - Sandstone)
  o  TD       (Limestone - Sandstone)

ACTIVITY:

  o The 8 1/2-inch pilot hole and the 26-inch hole enlargement to a depth of 250ft is now complete.

  o  The rig is presently running 20-inch casing.

  o  The drilling program is ahead of schedule at this time.

                               COMPANY LETTERHEAD

October 30, 2002


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                               WELL REPORT MADURA

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, PT Medco Energi Internasional TBK ("Medco"):

MADURA BLOCK - MADURA ISLAND, INDONESIA TAMBUKU #1
WELL REPORT

OPERATOR:        MEDCO MADURA - PERTAMINA JOB
WELL:            TAMBUKU #1
RIG:             P.T.APEXINDO 1500HP RIG 2
SPUD:            21 OCTOBER 2002  (Midnight)
TARGET DEPTH:    PROGRAMMED FOR 10,416feet
PRESENT DEPTH:   2,508ft.

FORMATION OBJECTIVE:

   o  Tuban      (Sandstone)
   o  Prupuh     (Limestone - Sandstone)
   o  Kujung     (Limestone - Sandstone)
   o  Poleng     (Limestone - Sandstone)
   o  Ngimbang   (Limestone - Sandstone)
   o  TD         (Limestone - Sandstone)

ACTIVITY:

   o  20-inch casing has been run, set and cemented

   o The 8 1/2-inch pilot hole has been drilled to 2,508 feet. (13 3/8-inch casing setting point)

   o The well is presently being logged o Once logging has been completed the hole will be enlarged with a 17 1/2-inch rock bit from the 20-inch casing point to 2,508 feet and 13 3/8-inch casing will be run set and cemented.

   o  The drilling program remains on schedule at this time.

                                                                       Rule 5.3

                                  Appendix 5B
                   Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97.




 Name of entity
 -------------------------------------------------------------------------------
 CITYVIEW CORPORATION LIMITED
 -------------------------------------------------------------------------------

 ACN                                                                   Quarter ended ("current quarter")
 --------------------------                                          ------------------------------------
        009 235 634                                                           30 SEPTEMBER 2002
 --------------------------                                          ------------------------------------

Consolidated statement of cash flows
                                                                                             Year to date
Cash flows related to operating activities                       Current quarter              (9 Months)
                                                                      $A'000                    $A'000
                                                             ------------------------- -----------------------
1.1       Receipts from product sales and related debtors

1.2       Payments for      (a) exploration and evaluation              -                        -
                            (b) development                             -                        -
                            (c) production                              -                        -
                            (d) administration                          6                     (1,114)

1.3       Dividends received                                            -                        -
1.4       Interest and other items of a similar nature                 54                        207
          received
1.5       Interest and other costs of finance paid                      -                        -
1.6       Income taxes paid                                             -                        -
1.7       Other (provide details if material)                           -                        -
                                                             ------------------------- -----------------------
          Net Operating Cash Flows                                     60                       (907)
                                                             ------------------------- -----------------------

          Cash flows related to investing activities

1.8       Payment for purchases of:   (a) prospects                     -                        -
                                      (b) equity investments            -                       (764)
                                      (c) other fixed assets            -                        -

1.9       Proceeds from sale of:      (a) prospects                     -                        -
                                      (b) equity investments            -                        336
                                      (c) other fixed assets            -                        -
1.10      Loans to other entities                                       -                        -
1.11      Loans repaid by other entities                                -                        -
1.12      Other (provide details if material)                           -                        -
                                                             ------------------------- -----------------------
          Net investing cash flows                                      -                       (428)
                                                             ------------------------- -----------------------
1.13      Total operating and investing cash flows
          (carried forward)                                            60                     (1,335)
                                                             ------------------------- -----------------------
+ See chapter 19 for defined terms.

1.13      Total operating and investing cash flows
          (brought  forward)                                           60                     (1,335)
                                                             ------------------------- ------------------------

          Cash flows related to financing activities

1.14      Proceeds from issues of shares, options, etc.              (260)                     2,940
1.15      Proceeds from sale of forfeited shares                        -                         -
1.16      Proceeds from borrowings                                      -                         -
1.17      Repayment of borrowings                                       -                         -
1.18      Dividends paid                                                -                         -
1.19      Other (provide details if material)                           -                         -
                                                             ------------------------- ------------------------
          Net financing cash flows                                    (260)                     2,940
                                                             ------------------------- ------------------------
          Net increase (decrease) in cash held                        (200)                     1,605

1.20      Cash at beginning of quarter/year to date                  1,860                         55
1.21      Exchange rate adjustments to item 1.20                        -                         -
                                                             ------------------------- ------------------------
1.22      Cash at end of quarter                                     1,660                     1,660
                                                             ------------------------- ------------------------

Payments to directors of the entity and associates of the
directors Payments to related entities of the entity and
associates of the related entities
                                                                                          Current quarter
                                                                                              $A'000
                                                                                      ------------------------
1.23        Aggregate amount of payments to the parties included in item 1.2                     -

1.24        Aggregate amount of loans to the parties included in item 1.10                       -

1.25        Explanation necessary for an understanding of the transactions

            1.23  Payment of Directors fees, reimbursement of Directors expenses in relation to the company.

Non-cash financing and investing activities

2.1       Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

                                                          N/A


2.2       Details of outlays  made by other  entities to  establish  or  increase  their share in projects in which the reporting entity has an interest

                                                          N/A

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.



                                                                Amount available             Amount used
                                                                     $A'000                     $A'000
                                                            -------------------------- -------------------------
3.1       Loan facilities                                               -                         -

3.2       Credit standby arrangements                                   -                         -


Estimated cash outflows for next quarter
                                                                                          $A'000
                                                                           -------------------------------------
4.1       Exploration and evaluation                                                        -

4.2       Development                                                                       -

          Total                                                                             -


Reconciliation of cash


Reconciliation of cash at the end of the quarter
(as shown in the consolidated statement of cash flows)
to the related items in the accounts is as follows.                $A'000                    $A'000
                                                           ------------------------ --------------------------

5.1       Cash on hand and at bank                                  1,660                     1,860

5.2       Deposits at call                                            -                         -

5.3       Bank overdraft                                              -                         -

5.4       Other (provide details)                                     -                         -

          Total: cash at end of quarter (item 1.22)                 1,660                     1,860

Changes in interests in mining tenements

                                                                                     Interest at    Interest
                                         Temement           Nature of interest        beginning     at end of
                                         reference            (note (2))              of quarter    quarter
                                      -------------- ------------------------------ ------------- ------------
6.1       Interests in mining
          tenements relinquished,
          reduced or lapsed                 -                      -                     -             -

6.2       Interests in mining
          tenements acquired or
          increased                         -                      -                     -             -

+ See chapter 19 for defined terms.


Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.


                                                                         Issue price per     Amount paid up per
                                                                         security (see       security (see note 3)
                                  Number issued       Number quoted      note 3) (cents)     (cents)
                               ------------------- ------------------- ------------------- ----------------------
7.1      Preference
         +securities
         (description)
                               ------------------- ------------------- ------------------- ----------------------
7.2      Issued during
         quarter
                               ------------------- ------------------- ------------------- ----------------------
7.3      +Ordinary securities      70,161,616
                               ------------------- ------------------- ------------------- ----------------------
7.4      Issued during
         quarter
         a) Inceases through
            issues
         b) Decreases
            through returns of
            capital, buy-backs
                              ------------------- ------------------- ------------------- ----------------------
7.5      +Convertible debt
         securities
         (description and
         conversion factor)

                               ------------------- ------------------- ------------------- ----------------------
7.6      Issued during
         quarter
                               ------------------- ------------------- ------------------- ----------------------
                                                                         Exercise price         Expiry date
7.7      Options
         (description and
         conversion factor)
                               ------------------- ------------------- ------------------- ----------------------
7.8      Issued during
         quarter
                               ------------------- ------------------- ------------------- ----------------------
7.9      Exercised during
         quarter
                               ------------------- ------------------- ------------------- ----------------------
7.10     Expired during
         quarter
                               ------------------- ------------------- ------------------- ----------------------
7.11     Debentures
         (totals only)
                               ------------------- -------------------
7.12     Unsecured notes
         (totals only)
                               ------------------- -------------------

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act 2001 or other standards acceptable to ASX (see note 4).

2        This statement does give a true and fair view of the matters disclosed.


Sign here:  /s/Thinargaran         Date:  8 October 2002
           .................
                Director

Print name:   Thinargaran

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3. Issued and quoted securities The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities

4. The definitions in, and provision of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5. Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

                                 == == == == ==

+ See chapter 19 for defined terms.


                                                                        457

                               COMPANY LETTERHEAD

                          REPORT FOR THE QUARTER ENDED
                               SEPTEMBER 30, 2002


                               SUMMARY FACT SHEET
                                 Company Details

Registered Office:                                           63 Burswood Road,
                                                             Burswood WA 6100
                                                             Australia
Telephone:                                                   (618) 6250 9099
Fax:                                                         (618) 6250 9088
E-Mail:                                                      info@cityviewcorp.com
                                                             ---------------------
Internet:                                                    www.cityviewcorp.com
                                                             --------------------
Chief Executive Officer:                                     A I Saddique

Chairman:                                                    Y M Jumabhoy

Directors:                                                   R Goh
                                                             E Ee
                                                             Thinagaran
                                                             Md N Ramli
                                                             J F Arbouw

Company Secretary:                                           J F Arbouw
Australian Auditors:                                         BDO
Australian Stock Exchange Symbol:                            CVI
NASD Symbol:                                                 CTVWF
Australian Share Registry:                                   Computershare Investor Services Pty. Ltd.
US Share Registry:                                           Computershare Trust Company Inc

                   Market Capitalisation at September 30, 2002

Shares on Issue                                              70,161,616
Options                                                      Nil
Fully Diluted Capital                                        70,161,616
Market Value Fully Diluted                                   AUD$9,471,818 (US$5,143,197)


                                 Trading Volume
                                              AUS                           US                             TOTAL
  MONTH                                      VOLUME                       VOLUME                          VOLUME
  -----                                      ------                       ------                          ------
  JULY 2002                                1,038,270                      745,800                        1,784,070
  AUGUST 2002                                650,828                      349,600                        1,000,428
  SEPTEMBER 2002                             520,247                      641,000                        1,161,247
  TOTAL                                    2,209,345                    1,736,400                       3,945,745




                               COMPANY LETTERHEAD

     Corporate
     Mr Warren Baillie resigned as Company Secretary of the Company effective
     July 12, 2002 and Mr John Arbouw was appointed in his place effective July
     12, 2002.

     On August 20, 2002 CityView received notification from its major shareholder, Falcon Oil Pte Ltd, that Falcon had changed its name to Midwestern Oil Pte Ltd.

     Oil & Gas Indonesia
     CityView has a 25% gross interest in both the Madura (674,100 acres) and Simenggaris (675,582 acres) Blocks.

     Madura Block - Madura Island, Indonesia: Sebaya#1
     Notification of Drill stem test summaries were received from the Operating
     Shareholder and announced by CityView on July 15, 2002. Medco is performing an analysis of the data.

     In the Madura Block, the Operating Shareholder has considered the results of the Sebaya #1 well sufficient to propose the suspension of the well.

     Madura Block - Madura Island, Indonesia: Karasan#1
     An analysis of data is currently being performed.

     Madura Block - Madura Island, Indonesia: Tambuku #1
     The target depth is programmed for 10,416 feet. The building of an access road of approximately 60km between the Tambuku and Telaga locations commenced. Land use rights, approvals and permits were finalized throughout the Quarter and the well was spud-in at midnight on October 21, 2002.

     Madura Block - Madura Island, Indonesia: Telaga #1
     The target depth is programmed for 10,545 feet. The Operating Shareholder advised that the spud in date is to be early 2003 and this well will be drilled back to back with the Tembuku well. Construction of the location will be completed shortly.

     PT Apexindo was awarded the contract for supply of the drilling rig to drill both the Telaga and Tambuku wells. The contracted rig will be Apexindo 1500hp Rig 2. Third party contractor services were selected and a formal contract will be issued in due course.

     The Operating Shareholder anticipates that test results for Tambuku #1 may begin coming in before the end of the year.

     Estimated reserves - Madura Blocks Telaga #1 & Tambuku #1

                                    OIL (MMBO)                         GAS (BCF)
          ---------------- ------- ------ ------- -------- ------- ------- -------- ---------
            Prospect        P90     P50    P10     Mean     P90     P50     P10      Mean
          ---------------- ------- ------ ------- -------- ------- ------- -------- ---------

            Telaga         17       35      64     37        91      156     258      163

            Tembuku        26       65     159     75       445     1042    2071     1125



                               COMPANY LETTERHEAD


     Simenggaris Block - Kalimantan Indonesia
     The Simenggaris block was programmed for the drilling of a further 2 wells for 2003, namely "Bangko Besar Barat" and "Sesayap" #1.

     The Operator now intends to delay the drilling of the Bangku Besar Barat and Sesayap wells until a seismic survey has been performed over these fields. In the adjoining block, where Exspan (a subsidiary of Medco) are the Operators, it is anticipated that a seismic survey program will commence in November 2002. It is Medco's intention to join this program for a seismic survey to cover part of the Simenggaris block in order to reduce costs for the seismic survey acquisition.

     It is expected that the seismic survey in the Simenggaris block will commence in March 2003 on completion of the seismic survey work in the adjoining block. Medco also wishes to perform a seismic survey, at this time, as the geological data from the seismic survey will assist us in determining which part of the block to relinquish to the Indonesian authorities in Year 2004. Under the terms of the agreement, 25% of the block is to be relinquished to the Indonesian authorities in Year 2004.

     Medco intends to continue with the drilling of the Bangku Besar #1 well in 2003 and has requested approval for this well. As it would not be cost effective to drill a single well, Medco proposes to drill Bangku Besar #1 only in conjunction with a drilling program in adjoining blocks or with other wells in the Simenggaris block once the seismic survey data has been acquired and processed.

     The timing of the drilling of the Bangku Besar #1 well will therefore, depend on the opportunity to join other rig contractors' drilling programs. Medco intends to continue with the clearance of the Bangku Besar #1 location so that they may commence drilling as soon as a suitable drilling program becomes available.

     At this time studies on the Mintut and South Sembakung fields continue and are anticipated to be complete by December 2002.

     The Operating Shareholder believes that the results from the Pidawan well in Simenggaris are good enough to warrant a feasibility study into the construction of a pipeline, in conjunction with the Sesayap structure, to feed/sell the gas to the Bunyu methanol plant. This feasibility study is presently being conducted.

     Estimated reserves- Simenggaris Block Bangku Besar #1 & Sesayap B:

          ----------------------------- ----------------------------- ------------------------------
                 Prospect                    OIL (MMBO)                    GAS (BCF)
          ----------------------------- ----------------------------- ------------------------------

                 Bangku Besar #1             27MMBO                        127

                 Tembuku                     29MMBO                        108



                               COMPANY LETTERHEAD

     Philippines - Block SC41, offshore Sabah Malaysia
     CityView had a 2.5% participating interest in the petroleum permit block, Service Contract 41, which is an offshore oil and gas exploration area of approximately 3 million acres in the Sandakan Basin within Philippine waters adjacent to the border with east Malaysia.

     CityView's participation was held under a Deed of Trust Agreement ("Trust Agreement") signed on April 14, 2000 with MMC Exploration & Production (Philippines) Pte Ltd. ("MMCP"), a subsidiary of Malaysia Mining Corporation Berhad , whose 15% participating interest included CityView's 2.5% held on trust.

     Under the Trust Agreement, CityView was free carried by MMCP through a two-well work program (Hippo-1 and Wildebeest-1) completed on June 30, 2000. The next program is being reviewed by the Operating Shareholder, Unocal, and will only commence in year 2003 due to a one-year moratorium granted by the Philippine Government.

     MMCP has finalised with the partners in the Block to dispose of its entire participating interest of 15% through an Assignment Agreement effective October 17, 2002, in exchange for a full recovery of all expenditures to date, the actual amount to be verified after the Government's audit. The recovery is, of course, conditional upon successful production of petroleum in the block.

     Subject to the finalisation of some minor terms, MMCP has agreed to pay CityView a portion of the amount that MMCP receives in accordance with CityView's proportionate interest in the Block.

     Finance
     Cash at Bank                                                AUD$ 1,660,383
     Interest bearing loan to Sands Solutions
       Group Pty Ltd                                             AUD $3,000,000
     Expenditure for the Quarter                                 AUD $  257,247


  /s/THINAGARAN
     THINAGARAN
     Director

     October 31, 2002